FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of September 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are Registrant’s Resolutions adopted at Annual General Meeting of Shareholders held on September 8, 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 8, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
Chief Legal Officer & Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House

21 Yegia Kapayim St.

Kiryat Arye

Petah Tikva 4913020, Israel

____________________

RESOLUTIONS ADOPTED AT THE REGISTRANT’S ANNUAL GENERAL MEETING OF

SHAREHOLDERS HELD ON September 8, 2026

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, September 8th, 2026 (the “Meeting”), all proposed resolutions were adopted by the required majority, as follows:

1.	to set the number of directors serving on the Board of Directors at seven;

2.	to re-elect five members of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	to set the authorized share capital of the Company at NIS 30,000,000 (thirty million) divided into 150,000,000 (one hundred and fifty million) Ordinary Shares, par value NIS 0.2 per share, as described in the Proxy Statement;

4.	to approve amendments to the Company's Articles of Association, as described in the Proxy Statement;

5.	to amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement;

6.	subject to their re-election pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation to each of Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, and Mr. Amir Ofek;

7.	to approve amendments to the compensation terms of Mr. Adi Sfadia, the Company's Chief Executive Officer, as described in the Proxy Statement;

8.	to approve the grant of Performance Stock Units (PSU) to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

9.	to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.